Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:
Jeanne Baker
Terence O’Brien

Re:	HEALTHCARE SERVICES GROUP INC
Response filed June 20, 2024
DEF 14A filed April 26, 2024
File No. 000-12015

Dear Ms. Baker and Mr. O’Brien:

I am writing to submit the responses of Healthcare Services Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) dated July 1, 2024 (the “Comment Letter”) relating to the above DEF 14A filed April 26, 2024 (the “DEF 14A”).

For ease of review, I have set forth below the comments of your letter and the Company’s response thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the DEF 14A.

DEF 14A filed April 26, 2024
Clawback Policy
Application of the Clawback Policy, page 39

1.We note that in 2023 your executive officers received bonuses based on the achievement of performance metrics as determined by your board of directors. We also note the statement that there was no erroneously awarded compensation attributable to the “accounting restatement; therefore, no amount was pursued from any current or former executive officers.” Please briefly explain for us why application of the recovery policy resulted in the conclusion that no amount was required to be pursued. See Item 402(w)(2) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment and note that the Company’s Dodd-Frank Clawback Policy (the “Policy”) was approved by the Company’s Board of Directors and became effective on October 27, 2023. Incentive compensation payments received by executive officers in 2023 were made prior to the effectiveness of the Policy and Nasdaq Listing Rule 5608, hence under the Policy and applicable listing rules such payments were not subject to clawback. Following the effective date of the Policy and the Nasdaq Listing Rule 5608, no incentive compensation payments subject to the Policy were received by executive officers until after the restatement was disclosed in the Company’s Annual Report on Form 10-K which was filed on February 16, 2024. As payments subject to the Policy were received based on the restated financial information, the Company’s Nominating, Compensation and Stock Option Committee determined that there were no payments required to be pursued under the Policy. The terms “incentive compensation payment,” “received” and “executive officer” have the meaning assigned to them in 17 C.F.R. §240.10D-1(d).

Please contact me at 1(800) 363-4274 or Kenneth A. Schlesinger, Esq. of Olshan Frome Wolosky LLP, the Company's outside legal counsel, at (212) 451-2252, if you have any questions or require any additional information in connection with this letter.

Sincerely,

/s/ Andrew Brophy
Andrew Brophy, Principal Financial Officer

cc: Kenneth A. Schlesinger, Olshan Frome Wolosky LLP